UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Ceres, Inc.

(Name of Subject Company (Issuer))

Roman Merger Sub, Inc.

(Offeror)

a wholly owned direct subsidiary of

Land O’Lakes, Inc.

(Direct Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

156773400

(CUSIP Number of Class of Securities)

Peter Janzen

Senior Vice President, General Counsel and Chief Administrative Officer

Land O’Lakes, Inc.

4001 Lexington Ave. N.

Arden Hills, MN 55126

(651) 375-2012

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Jonathan A. Van Horn

Dorsey & Whitney LLP

50 S. Sixth Street, Suite 1500

Minneapolis, MN 55402

(612) 340-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$18,316,722.91	$1,844.49

*	Estimated solely for purposes of calculating the filing fee. The transaction value was calculated by adding the sum of (i) 26,889,858 issued and outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Ceres, Inc. (the “Company”), multiplied by the offer price of $0.40 per Common Share; (ii) 2,916 Common Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $0.40 per Common Share, multiplied by $0.167, which is the offer price of $0.40 per Common Share minus the weighted average exercise price for such options of $0.233 per Common Share; (iii) 7,162,292.74, the approximate aggregate amount of Black-Scholes payments payable to holders of certain warrants to purchase Common Shares; and (v) 398 issued and outstanding shares of Series A-1 Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares”) of the Company, multiplied by $1,000, which is the offer price of $0.40 per Common Share multiplied by 2,500. The foregoing figures have been provided by the issuer to the offeror and are as of June 27, 2016.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,844.49	Filing Party: Roman Merger Sub, Inc. and Land O’Lakes, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 1, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 4 filed with the Securities and Exchange Commission on August 1, 2016 amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements, the “Schedule TO”) filed by Land O’Lakes, Inc., a Minnesota cooperative corporation (“Parent”), and Roman Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Ceres, Inc. a Delaware corporation (the “Company”), at a purchase price of $0.40 per Common Share (the “Common Offer Price”) net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2016 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as set forth below:

The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of the day on July 29, 2016 (such date and time, the “Expiration Time”), without being extended. The Depositary has advised that, as of the Expiration Time, 20,064,361 Common Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 72.1% of the aggregate number of then issued and outstanding Common Shares. In addition, the Depositary has advised that, as of the Expiration Time, 56,034 Common Shares had been tendered by Notice of Guaranteed Delivery, representing approximately 0.2% of the aggregate number of then issued and outstanding Common Shares.

The number of Common Shares tendered pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser has irrevocably accepted for payment all Common Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Following expiration of the Offer and acceptance for payment of the Common Shares, Purchaser had ownership sufficient to effect the Merger under Section 251(h) of the DGCL without a vote of stockholders of the Company. Accordingly, the Purchaser effected the Merger on August 1, 2016 in which Purchaser merged with and into the Company, with the Company surviving the Merger and continuing as a wholly owned subsidiary of Parent. In the Merger, each Common Share issued and outstanding immediately prior to the effective time of the Merger was cancelled and automatically converted into the right to receive an amount equal to the Common Offer Price, net to the seller in cash without interest thereon and subject to any required tax withholding, other than (i) Common Shares held by the Company immediately prior to the Effective Time, (ii) Common Shares irrevocably accepted by Purchaser for purchase in the Offer and (iii) Common Shares held by stockholders who properly exercise appraisal rights under Section 262 of the DGCL.

On August 1, 2016, the Company (i) notified the NASDAQ Stock Market LLC (“NASDAQ”) of the consummation of the Merger and (ii) requested that NASDAQ (x) halt trading in the Common Shares for August 1, 2016 and suspend trading of the Common Shares effective August 1, 2016 and (y) file with the SEC a Form 25 Notification of Removal from Listing and/or Registration to delist and deregister the Common Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends to file with the SEC a certification on Form 15 under the Exchange Act, requesting the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to the Common Shares.

The press release announcing the expiration and results of the Offer and the completion of the Merger, issued by Parent on August 1, 2016, is attached hereto as Exhibit (a)(5)(iii) and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(iii)	Press Release issued by Land O’Lakes, Inc., dated as of August 1, 2016.*

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 1, 2016

Roman Merger Sub, Inc.

By:		/s/ Barry Wolfish
	Name:	Barry Wolfish
	Title:	Director

Land O’Lakes, Inc.

By:		/s/ Peter Janzen
	Name:	Peter Janzen
	Title:	Senior Vice President, General Counsel and Chief Administrative Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated July 1, 2016 (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. and Roman Merger Sub, Inc. on July 1, 2016).

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. and Roman Merger Sub, Inc. on July 1, 2016).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. and Roman Merger Sub, Inc. on July 1, 2016).

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. and Roman Merger Sub, Inc. on July 1, 2016).

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. and Roman Merger Sub, Inc. on July 1, 2016).

(a)(1)(vi)	Summary Advertisement dated July 1, 2016 (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. and Roman Merger Sub, Inc. on July 1, 2016).

(a)(5)(i)	Joint Press Release issued by Ceres, Inc. and Land O’Lakes, Inc., dated as of June 17, 2016 (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. on June 17, 2016).

(a)(5)(ii)	Presentation to Ceres, Inc. employees on June 17, 2016 (incorporated by reference to the Schedule TO filed by Land O’Lakes, Inc. on June 17, 2016).

(a)(5)(iii)	Press Release issued by Land O’Lakes, Inc., dated as of August 1, 2016.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of June 16, 2016, among Ceres, Inc., Roman Merger Sub, Inc. and Land O’Lakes, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ceres, Inc. with the SEC on June 17, 2016).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit A to Exhibit 2.1 to the Current Report on Form 8-K filed by Ceres, Inc. with the SEC on June 17, 2016).

(d)(3)	Confidentiality Agreement, dated February 24, 2016, between Land O’Lakes, Inc. and Ceres, Inc. (incorporated by reference to Exhibit (e)(7) to the Schedule 14D-9 filed by Ceres, Inc. with the SEC on July 1, 2016).

(d)(4)	Exclusivity Agreement, dated as of May 17, 2016, between Land O’Lakes, Inc. and Ceres, Inc. (incorporated by reference to Exhibit (e)(8) to the Schedule 14D-9 filed by Ceres, Inc. with the SEC on July 1, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith